CREDENTIALS SERVICES INTERNATIONAL, INC.
                            c/o Cendant Corporation
                                  6 Sylvan Way
                              Parsippany, NJ 07054


                                                                May 13, 1998


VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

            RE:   Application for withdrawal of (i)
                  Registration Statement on Form S-1 (File No.
                  333-37461) of Credential Services
                  International, Inc. and (ii) Registration
                  Statement on Form 8-A (File No. 001-13501) of Credentials Services International, Inc.
                  ----------------------------------------------

Ladies and Gentlemen:

            Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act") and Rule 12d2-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Credentials Services International, Inc. (the "Registrant") hereby respectfully makes application to the Securities and Exchange Commission (the "Commission") for the withdrawal of the following:

                  (i) the Registration Statement on Form S-1 (File No.
            333-37461) filed by the Registrant with the Commission on October 8, 1997, together with Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto (collectively, the "S-1 Registration Statement"); and

                  (ii) the Registration Statement on Form 8-A (File No.
            001-13501) filed by the Registrant with the Commission on October 15, 1997, together with Amendment No. 1 and Amendment No. 2 thereto (collectively, the "8-A Registration Statement" and, together with the S-1 Registration Statement, the "Registration Statements").

            The Registration Statements were filed in connection with the proposed initial public offering of the Registrant's common stock. On April 10, 1998, all of the outstanding capital stock of the Registrant was acquired by Cendant Corporation pursuant to a Stock Purchase Agreement dated as of such date. In light of such acquisition, the Registrant has determined not to consummate such initial public offering. The Registrant believes that, since the




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purpose for which the Registration Statements were filed has been eliminated, withdrawal of the Registration Statements is appropriate. The Registrant confirms that no securities have been issued or sold pursuant to the S-1 Registration Statement. The filing fee for the Registration Statements was wire transferred to the Commission at the time of the initial filing and the Registrant understands that such fee will not be returned to it.

            Accordingly, the Registrant hereby respectfully requests the Commission to (i) grant the application of the Registrant to have (a) the S-1 Registration Statement withdrawn pursuant to Rule 477 under the Securities Act, and (b) the 8-A Registration Statement withdrawn pursuant to Rule 12d2-2 under the Exchange Act, and (ii) issue an appropriate order to be included in the files for the S-1 Registration Statement and the 8-A Registration Statement to the effect that the S-1 Registration Statement and the 8-A Registration Statement, respectively, have been "Withdrawn upon the request of the Registrant, the Commission consenting thereto."

            Please feel free to call the undersigned ((714) 704-6400) or Howard Chatzinoff, Esq. ((212) 310-8340) or Anne-Marie Wood, Esq. ((212) 310-8024) of
Weil, Gotshal & Manges LLP, special counsel to the Registrant, if you have any questions or comments concerning the foregoing.


                                    Sincerely,

                                    CREDENTIALS SERVICES
                                    INTERNATIONAL, INC.

                                    By: /s/ David Thompson
                                        -----------------------------
                                        Name:  David Thompson
                                        Title: President


cc:  Jeffrey Epstein
      Securities and Exchange Commission

      New York Stock Exchange

      Howard Chatzinoff, Esq.
      Anne-Marie Wood, Esq.
      Weil, Gotshal & Manges LLP

      James Buckman, Esq.
      Eric Block, Esq.
      Jeffrey Gershowitz, Esq.
      Cendant Corporation